Filed by Allurion Technologies Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compute Health Acquisition Corp.

Commission File No.: 001-40001

Date: February 9, 2023

Allurion is Going Public

Why Now?

Today, Allurion Technologies took one more step toward fulfilling our mission to end obesity with the announcement of our plans to go public and be listed on the NYSE.

As part of this transaction, we are partnering with Compute Health Acquisition Corp., a SPAC chaired by Omar Ishrak, the former Chairman and CEO of Medtronic and former Chairman of Intel. We have also built a syndicate of investors that is led by RTW Investments—a premier life science innovation fund—and includes a non-redemption agreement from Medtronic. With the announcement of this transaction and with these new partners around the table, we believe we can bring our vision of building a full-stack weight loss platform to life.

We started Allurion 13 years ago to revolutionize the weight loss space. With nearly 2 billion people around the world who are overweight and a global economic impact that amounts to roughly $2 trillion annually, it was clear that the available treatments simply were not cutting it. Unfortunately, the problem has only worsened, especially among children and adolescents. In the past four decades, there has been a tenfold increase in obesity in these two populations, suggesting that there may be no end in sight to an issue that is impacting healthcare systems and economies around the world.

That is precisely why the time is now for Allurion.

An Audacious Future

One of our core values is audacity. At Allurion, we have the audacity to believe that what we have developed over the last decade can fulfill our mission. With the step that we are taking today, we now set our sights on the future.

We intend to expand the experiences we offer to patients so that Allurion can serve the entire spectrum of BMI—from overweight to severe obesity. For providers who are looking to streamline their practice and improve outcomes, we intend to expand the scope and features of the Allurion Virtual Care Suite so that no matter the modality—drug, device, or surgery—providers and patients have access to Allurion’s remote patient monitoring and behavior change tools, powered by cutting edge artificial intelligence, machine learning, and millions of data points.

Over the next decade, I see an ecosystem forming where patients have access to a growing number of weight loss therapies—chief among them the Allurion Balloon which has already touched the lives of over 100,000 people around the world. But we believe that our software will be at the center of this ecosystem—surrounded by all these modalities—helping patients and providers navigate through the life-long journey of weight management.

To Our Partners: Thank You

When I reflect on the past decade, I am humbled by how many people have helped build Allurion, believed in our mission, and gave us a shot.

•	To our patients and providers: our mission is to serve you, and our success is your success. We are touched by your stories and will never stop fighting to meet your needs.

•	To our investors: thank you for believing in us and trusting us with your capital. Without you, we would not have been able to dream big.

•	To Omar and the Compute team: you have believed in our mission from the beginning, and I believe this partnership will flourish. Omar, welcome to the Board of Directors—we are lucky to have you!

•

To Allurions, past and present: your audacity, grit, authenticity, accountability, and commitment to being data-driven knows no bounds. This transaction is really a reflection of all the contributions you have made over the past decade to fulfilling our mission around the world.

For new and future Allurions, our journey is just beginning. We will build the future of weight loss together. Onward!

Important Information About the Proposed Transaction and Where to Find It

This posting relates to a proposed business combination between Allurion Technologies, Inc. (“Allurion”), Compute Health Acquisition Corp. (“Compute Health”), and Allurion Technologies Holdings, Inc., a wholly-owned subsidiary of Allurion which will be the publicly-listed company following the consummation of the proposed transaction (“Pubco”). Pubco intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a proxy statement and prospectus of Compute Health and Pubco and a full description of the terms of the proposed transaction. The proxy statement/prospectus will be mailed to Compute Health’s stockholders as of a record date to be established for voting at the Compute Health stockholders’ meeting relating to the proposed transaction. Compute Health and Pubco may also file other documents regarding the proposed transaction with the SEC. This posting does not contain all of the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Compute Health’s stockholders and other interested persons are advised to read, when available, the Registration Statement and proxy statement/prospectus and any amendments thereto and all other relevant documents filed or that will be filed in connection with the proposed transaction, as these materials will contain important information about Allurion, Compute Health and the proposed transaction. The Registration Statement and the proxy statement/prospectus and other documents that are filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health, 1100 N Market Street 4th Floor, Wilmington, DE 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS POSTING PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS POSTING. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, Pubco, certain stockholders of Compute Health, and certain of Compute Health’s, Allurion’s and Pubco’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Compute Health with respect to the proposed transaction. A list of the names of such persons and information regarding their interests in the proposed transaction will be contained in the Registration Statement and proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and proxy statement/prospectus carefully when they become available and before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above, when available.

Forward-looking Statements

This posting contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to Compute Health, Allurion and the proposed transaction between them, the benefits of the proposed transaction, the expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements. They reflect the current beliefs and assumptions of Compute Health’s management and Allurion’s management and are based on the information currently available to Compute Health’s management and Allurion’s management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Compute Health’s securities; (ii) the risk that the proposed transaction may not be completed by Compute Health’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Compute Health; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including, but not limited to, the approval of the business combination agreement by the stockholders of Compute Health and the stockholders of Allurion, the satisfaction of the minimum cash amount and the receipt of certain governmental and regulatory approvals; (iv) changes to the proposed structure of the proposed transaction that may be required, or considered appropriate, as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the ability to complete the PIPE investment, the senior secured term loan, the Chardan equity facility and the RTW Investments synthetic royalty financing in connection with the proposed transaction; (vii) the Company’s ability to acquire sufficient sources of funding if and when needed; (viii) the effect of the announcement or pendency of the proposed transaction on Allurion’s business relationships, operating results and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Allurion; (x) the ability of the Company to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) significant risks, assumptions, estimates and uncertainties related to the projected financial information with respect to Allurion; (xii) the outcome of any legal proceedings that may be instituted against Allurion, Pubco or Compute Health following the announcement of the business combination agreement or the proposed transaction; (xiii) the Company’s ability to commercialize current and future products and services and create sufficient demand among health care providers and patients; (xiv) the Company’s ability to successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates; (xv) the Company’s ability to obtain market acceptance of the Allurion Balloon as safe and effective; (xvi) the Company’s ability to cost-effectively sell existing and future products through existing distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort; (xvii) the Company’s ability to obtain regulatory approval or clearance in the U.S. and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where Allurion’s products and services are currently offered; (xviii) the Company’s ability to accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request; (xix) the Company’s ability to successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect the Company; (xx) the Company’s ability to successfully manage future growth and any future international expansion of Allurion’s business and navigate the risks associated with doing business internationally; (xxi) the Company’s ability to obtain and maintain intellectual property protection for its products and technologies and acquire or license intellectual property from third parties; (xxii) the ability of the Company to retain key executives; (xxiii) the ability to obtain and maintain the listing of the Company’s securities on a national securities exchange; (xxiv) the Company’s ability to properly train physicians in the use of the Allurion Gastric Balloon and other services it offers in its practices; (xxv) the risk of downturns in the market and Allurion’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xxvi) fees, costs and expenses related to the proposed transaction; (xxvii) the risk that the collaboration agreement with Medtronic will not be signed and that the parties will not achieve the expected benefits, incremental revenue and opportunities from such arrangement; (xxviii) the failure to realize anticipated benefits of the proposed transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated redemptions by Compute Health’s public stockholders; and (xxix) sanctions against Russia, reductions in consumer confidence, heightened inflation, production disruptions in Europe, cyber disruptions or attacks, higher natural gas costs, higher manufacturing costs and higher supply chain costs. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Compute Health’s Form S-1 (File No. 333-252245) and Annual Report on Form 10-K for the year ended December 31, 2021 and the proxy statement/prospectus, when available, and other documents filed by Compute Health and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and none of Allurion, Pubco or Compute Health assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. None of Compute Health, Allurion or Pubco gives any assurance that Compute Health or Allurion, or the Company, will achieve its expectations.

Non-solicitation

This press release and the information contained herein is not a proxy statement/prospectus or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Compute Health, Allurion, Pubco or the Company, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.